SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Centrais Elétricas Brasileiras S/A ("Company") informs its shareholders and the market in general that received on July 1, 2016, the Official Letter of the Comissão de Valores Mobiliários (“CVM”) No. 313/2016-CVM/SEP/GEA-1, requesting clarification regarding news published by Valor Econômico newspaper under the title: "Eletrobras", as transcribed by the end of this notice.

In response to the Official Letter in question, the Company clarifies the following:

1. Information concerning the renewal of concessions of the  Distribution Companies subsidiaries of Eletrobras, needs of capital increase to these concessioanires meet the goals of the National Electric Energy Agency - ANEEL, as well as on the sale of these distribution companies, were subject of several market announcements, disclosed by the Company, especially those released on December 29, 2015, January 13, 2016, January 22, 2016, June 13, 2016 and June 29, 2016, and also in detailed in the Management Proposal of the 165th Extraordinary General Meeting of the Company restated to the market on June 29, 2016.

2. Similarly, the clarifications regarding the sale of other assets of the Company have also been subject of other market announcement, such as that of May 18, 2016.

3. In view of the all mentioned above, there is no new fact to be disclosed to the market.

Rio de Janeiro, July 04, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation Officlal Letter nº 313/2016-CVM/SEP/GEA-1

“ Subject: Clarification request about News

Mr. Director,

1. In a reference to the news published today in the newspaper “Valor Econômico”, under the heading "Eletrobras" which contained the following statements:

"Eletrobras may decide to return the grant of its distributors in which has a 100% shareholdings participations, if the Shareholders of the company do not approve, at a meeting scheduled for July 22, a capital contribution of at least R$ 8 billion in these companies, with federal funds. According to a source with knowledge of the matter, if the Federal Government, majority shareholder, does not approve the contribution at the meeting, the board shall set a new meeting to discuss the matter.

"[If the Federal Government does not approve the contribution], the board will convene another meeting in which the matter will be discussed," the source said to the newspaper “Valor Econômico”.

This week, the Board of Directors increased from R$ 7 billion to R$ 8 billion, the minimum amount required of contribution by the Federal Government in the capital of six distribution companies, operating in Amazonas, Acre, Rondônia, Roraima, Alagoas and Piaui. The amendment was included in the proposal which will be brought to election by the shareholders on July 22. The board's decision comes a week after the government has published provisional measure limiting the transfer of public resources to help distributors at R$ 3.5 billion this year.

With the decision, the Board of State Utility Company, whose recent stance has drawn the attention of the market for independence related to the Federal Government maintains its position of capital contribution in distribution companies. The expectation is that governance and autonomy of view of the Board be expanded with the arrival of Wilson Ferreira Jr. for president of the State Utility Company.

MARKET ANNOUNCEMENT

Free Translation Officlal Letter nº 313/2016-CVM/SEP/GEA-1

“Valor Econômico” found out that, in addition to the plan of selling the distributors up to the end of 2017, Eletrobras plans to sell the stake in a large hydroelectric plant as soon as possible. "There is chance of selling stake in one of those big there [hydroelectric plant], for not having to suffer capitalization in parent company" the source said. "Eletrobras has a big lack of funds", he added." (Emphasis added)

2.      Relating to this, we determine that you, Mr Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well comment about other information deemed important, especially as the results of any internal and contracted investigations by the issuer on the subject.

3.      This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4.      We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02. “

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.